ReSearch Pharmaceutical Services, Inc.
520 Virginia Drive
Fort Washington, Pennsylvania 19034
February 13, 2008
VIA EDGAR
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	ReSearch Pharmaceutical Services, Inc. Registration Statement on Form 10-12G/A, filed February 6, 2008 File No. 0-52981
Dear Mr. Riedler:
          This letter responds to the comments made by the Staff of the Securities and Exchange Commission (the “SEC”) in its letter transmitted to us on February 11, 2008 with respect to the Staff’s review of our Registration Statement on Form 10-12G (the “Registration Statement”), as amended on February 6, 2008. For the Staff’s convenience, we have repeated below in bold type the specific comments to which we are responding and have set forth our response immediately below the applicable comment.
          We have today filed with the SEC a third amendment to the Registration Statement (the “Amended Registration Statement”) that reflects the changes indicated in responses 1 and 2 of this letter.

Jeffrey Riedler
Securities and Exchange Commission
February 12, 2008

Item 6. Executive Compensation, page 24
Performance Bonuses, page 26
1.	We note that in fiscal years 2006 and 2007 you determined and awarded performance bonuses in the same manner. We also note that you disclosed the performance target fiscal year 2006, but not for fiscal year 2007. Please disclose whether a performance target was established for fiscal year 2007, and if so, please state the target. To the extent that you revise the description of your bonuses, please also amend Exhibit 10.18 accordingly. Please also revise footnote 3 to the Plan Based Awards table on page 33 to state the targets for 2006 and 2007.

We have amended the disclosure on page 26 of the Amended Registration Statement to state the performance target for fiscal year 2007 and the process used in awarding bonuses in 2007. We have amended Exhibit 10.18 accordingly and have revised footnote 3 to the Plan Based Awards table to state the targets for both 2006 and 2007.
Item 15. Financial Statements and Exhibits, page 56
Notes to Consolidated Financial Statements, page F-6
2. Significant Accounting Policies, page F-6
Merger and Accounting Treatment (Unaudited), page F-6
2.	We have read your response to comment 10. Please revise your disclosure to clarify that the number of shares issued in exchange for the preferred stock and common stock warrants have not been retroactively restated. Please clarify that the shares that have been retroactively restated are based on the exchange ratio of 1.4 per the merger agreement.

We have revised our disclosure in Note 2 to the consolidated financial statements to clarify that the number of shares issued in exchange for the preferred stock and the common stock warrants have not been retroactively restated. In addition, we have clarified in Note 2 to the consolidated financial statements that the shares that have been retroactively restated are based upon the exchange ratio of 1.4 to 1 as per the merger agreement.
* * * * *
          Please direct any questions or comments regarding the responses set forth above to our outside legal counsel, Stephen T. Burdumy at (215) 988-2880 or Matthew M. McDonald at (215) 988-1192, of Drinker Biddle & Reath LLP.

Sincerely yours,
/s/ Steven Bell

Jeffrey Riedler
Securities and Exchange Commission
February 12, 2008

Steven Bell
Executive Vice President of Finance and
Chief Financial Officer
cc:	Jennifer Riegel, Securities and Exchange Commission, Division of Corporate Finance
Scott Uebele, Director Financial Reporting and Compliance
Stephen Simpson, Ernst & Young, LLP
Jason Fredrick, Ernst & Young, LLP
Stephen T. Burdumy, Drinker Biddle & Reath LLP
Matthew M. McDonald, Drinker Biddle & Reath LLP
Justin D.G. Brennan, Drinker Biddle & Reath LLP